

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Arvest Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arvest Investments, Inc. as of December 31, 2017, and the related statements of income and comprehensive income, of changes in stockholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III-Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us



information contained in Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III- Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 26, 2018

We have served as the Company's auditor since 1996.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
Year Ended December 31, 2017

Assets

Cash and cash equivalents	$ 7,613,102
Receivables from broker-dealers	1,013,802
Prepaid expenses	268,568
Income tax receivable	179,755
Deferred income taxes	418,296
Other assets	130,085
Total assets	$ 9,623,608

Liabilities and Stockholder's Equity

Payable to Arvest Bank	$ 3,326,148
Total liabilities	3,326,148
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	5,500,000
Retained earnings	797,460
Total stockholder's equity	6,297,460
Total liabilities and stockholder's equity	$ 9,623,608

The accompanying notes are an integral part of these financial statements.

1. **The Company**

    Arvest Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. The Company is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, a wholly-owned indirect subsidiary of Arvest Bank Group, Inc. ("ABG"). The Company primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

    The Company executes its customers' transactions, on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

    The Company is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of the Company's registered representatives are located in banking locations of Arvest Bank and, therefore Arvest Bank customers have ready access to the registered representatives.

    Prior to January 1, 2017, the Company was a party to an agreement with Arvest Bank under which all the Company's income and expenses were allocated to Arvest Bank reflecting the requirement that the Company operate on a break-even reporting basis. As a result, prior to January 1, 2017, the Company reported no net income after such allocation, and therefore reported no retained earnings.   Effective January 1, 2017, the above-mentioned agreement with Arvest Bank was modified to eliminate the requirement that the Company should operate on a break-even reporting basis. Accordingly, for 2017 the Company has reported income before income taxes, a provision for income taxes, net income, and retained earnings.

2. **Summary of Significant Accounting Policies**

    The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

    Income Recognition
    Commissions and mutual fund fees are recorded by the Company on a trade date basis as security transactions occur. Commissions are recorded at the amount charged to the customer which, in many cases, may include varying discounts to standard rates.   Annuity commissions are recognized when the signed contract and premium are submitted to the annuity carrier.

    Commissions include certain asset-based fees. These include investment advisory fees, mutual fund trailing commissions, and annuity trailing commissions. These revenues are recorded over the period earned. Qualified plan revenue is an asset-based fee that is recorded over the period earned.

    Income Taxes
    The Company's provision for income taxes is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files consolidated federal and state income tax

returns with Arvest Bank Group, Inc., and determines its income tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated return.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Statement of Changes in Subordinated Liabilities
The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2017 or during the year then ended.

Commission Revenues
During 2017, the Company determined that an error in its previously reported commission revenues had occurred. The amounts of commission income reported associated with a single customer had been overstated for each of the periods 2009 - 2016. Management evaluated the impact of the error to the previously issued financial statements and concluded those financial statements were not materially misstated. Additionally, management evaluated the impact to the current period financial statements and determined the cumulative amount of $153,000 is not material to the current period financial statements. Accordingly, management has recorded an adjustment to reduce current period commission income by $153,000 during 2017.

3. **Receivables from Broker-Dealers**

Amounts from broker-dealers at December 31, 2017 consisted of fees and commissions from the Company's clearing firms.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2017, the Company had net capital of $5,190,253 which was $4,940,253 in excess of its required net capital of $250,000, and a ratio of aggregate indebtedness to net capital of .64 to 1, which was less than the maximum allowable ratio of 15 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

5. **Transactions with Arvest Bank**

The Company rents office space and equipment and purchases support services, including all personnel services, from Arvest Bank. Total expenses incurred for the above activities for the year ended December 31, 2017 amounted to $28,774,177. Payable to Arvest Bank represents unpaid balances relating to these expenses. Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide the Company with capital contributions to maintain minimum net capital requirements. During the year ended December 31, 2017, there were no such contributions of capital. The Company also maintained cash on deposit with Arvest Bank at December 31, 2017 totaling $54,719.

6. **Income Taxes**

The Company has a deferred tax asset as of December 31, 2017 of $418,296, which is primarily related to employee compensation and benefits. No valuation allowance has been recorded at December 31, 2017, as management believes it is more likely than not that the remaining deferred tax asset will be fully realized. As of December 31, 2017, the provision for income taxes for the year then ended was $889,068, which was comprised of current and deferred tax expense of $860,229 and $28,839, respectively.

On December 22, 2017, the Tax Cut and Jobs Act Bill ("2017 Tax Act") was enacted, which, among other things, reduced the federal income tax rate for C corporations from 35% to 21%, effective January 1, 2018. At December 31, 2017, the Company has not completed the accounting for the tax effects of enacting the 2017 Tax Act; however, the Company has made a reasonable estimate of the effects on existing deferred tax balances. The Company remeasured certain deferred tax assets based on the tax rates at which they are expected to reverse in the future, typically 21% under the 2017 Tax Act. However, the Company is still analyzing certain aspects of the legislation and refining its calculations. Any updates or changes could affect the measurement of these balances or give rise to new deferred tax amounts. The provisional income tax expense recorded related to the remeasurement of the deferred tax balance was $205,903 at December 31, 2017.

The effective income tax rate differs from the federal statutory rate primarily as a result of the state income tax provision and the above-mentioned tax law changes.

The tax years open to examination are 2014 to the present. The Company did not have any uncertain tax positions at December 31, 2017. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months. It is the Company's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2017, the interest accrued is considered immaterial to the Company's consolidated statement of financial condition.

7. **Other Assets**

The Company has contracted with multiple clearing firms to provide the Company with clearing and custody services. The clearing firms require that a security deposit be maintained by the Company. The amount of these security deposits is included in other assets.

8. **Commitments and Contingencies**

Future minimum payments under non-cancelable operating leases that have initial or remaining terms in excess of one year at December 31, 2017 are as follows:

2018	$ 18,949
2019	14,576
	$ 33,525

Rental expense for the year ended December 31, 2017 was $18,544.

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company which would materially affect its financial condition or results of operations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing firms extend credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing firms clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing firms may be reimbursed by the Company in accordance with the clearing agreements between the clearing firms and the Company. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

As the right to charge the Company has no maximum amount and may apply to all trades executed through the clearing broker-dealers, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company had recorded no liabilities with regard to this right. The Company has not historically incurred any material losses arising from these activities and does not anticipate future losses, if any, to have a material impact on the financial statements.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing firms and all counterparties with which it conducts business.

FINRA Review
The Company is subject, to reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies. FINRA is conducting a review of the Company's privacy policy mailing practices, related to the mailings for 2009 to 2016. We cannot predict how or when this investigation will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, as a formal investigation has not been initiated and there has not been a meaningful settlement discussion. We believe, after consultation with counsel, that the outcome of this review will not have a material adverse effect on our consolidated financial condition. However, the outcome of the investigation could be material to our operating results and cash flows for a

particular future period, depending on, among other things, our revenues or income for such period. The Company estimates the upper range of possible loss to be approximately $350,000.

9. Fair Value Measurements

The Company reports funds that sweep to interest-bearing deposits accounts ("Sweep Funds") in cash and cash equivalents. These Sweep Funds are recorded at amounts that approximate fair value. The Sweep funds have no stated maturity and offer daily liquidity. Sweep Funds totaled $4,529,420 at December 31, 2017. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1. There were no transfers between Level 1, 2 or between Level 2 and Level 3 during the year ended December 31, 2017.

Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level 1   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of instruments valued based on quoted market prices in active markets include active listed equities, if any, and money market securities. The Company held no Level 1 assets at December 31, 2017.

Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of instruments valued based on quoted prices for similar assets with reasonable levels of price transparency include state and municipal obligations. At December 31, 2017, the Company held no municipal obligations.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company held no Level 3 assets during the year ended December 31, 2017.

At December 31, 2017, the Company had no financial assets or liabilities measured at fair value.

10. Subsequent Events

The Company has evaluated subsequent events through February 26, 2018, the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require additional recognition or disclosure in the financial statements.